MATERIAL FACT

SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

São Paulo, November 5, 2026 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in accordance with the provisions of Law No. 6,404, of December 15, 1976, as amended, CVM Resolution No. 44, of August 23, 2021, and CVM Resolution No. 80, of March 29, 2022, as amended, hereby informs its shareholders, investors, and the market in general as follows:

1. Net debt estimates

Further to the Material Fact disclosed on May 11, 2026, and in continuation of the information provided, the Company estimates that its net debt will close fiscal year 2026 below US$14.0 billion (fourteen billion U.S. dollars), based on an assumed year-end 2026 exchange rate (BRL/USD) of R$5.40.

The other projections and assumptions previously disclosed by the Company regarding its net debt and leverage estimates, which do not include the effects arising from the acquisition of Arbex on July 1, 2026, remain unchanged, namely, that its net debt and leverage targets in U.S. dollars, expected to be reached over fiscal years 2027 and 2028, are, respectively: (a) US$11.0 billion and (b) below 2.5x.

2. Pulp cash production cost estimates – 2026 annual average

Suzano also informs that, due to the revision of the assumptions regarding the average exchange rate (BRL/USD), the Brent price and the result impact on input costs associated with the conflict scenario in the Middle East, its estimated average pulp cash production cost for 2026, excluding the effects of scheduled maintenance downtimes, has been updated from R$800 per tonne to approximately R$825 per tonne. The new estimate is based on the following assumptions: i) an average exchange rate (BRL/USD) of R$5.20 for the year (compared to R$5.07 in the previous estimate); and ii) a Brent price (ICE Brent Crude) of US$94 per barrel (compared to US$84 per barrel in the previous estimate).

3. Update of Reference Form

The Company also clarifies that item 3 of the Reference Form will be duly updated within the deadline set in CVM Resolution 80/22.

By disclosing the information contained in this Material Fact notice, the Company reaffirms its commitment to transparency with its shareholders, investors and the market and will keep them adequately informed of any significant change in the estimated long-term operational performance announced.

The estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms "anticipates," "believes," "expects," "foresees," "intends," "plans," "projects," "aims," "shall" and other similar terms aim to identify such forecasts, which evidently involve risks or uncertainties that may or not be foreseen by the Company. Information on business prospects, projections and financial targets constitutes mere forecasts based on management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and on the economic scenario in Brazil and the countries where the Company operates and the sectors in which it operates. Any change in the perception or the factors described above could cause actual results to differ from the estimates presented here.

São Paulo, November 5th, 2026.

Marcos Moreno Chagas Assumpção
Executive Vice President, Finance, Investor Relations and DigitalTech